AMARC ANNOUNCES INITIAL MINERAL RESOURCE ESTIMATE FOR ITS	NEWTON BULK
TONNAGE GOLD-SILVER DISCOVERY, BRITISH COLUMBIA

September 26, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces an initial National Instrument 43-101 compliant mineral resource estimate for its 100% owned Newton bulk-tonnage gold-silver project, located in south-central British Columbia (BC). The resource estimate is based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012. It confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive eight square kilometre sulphide system that is characterized by widespread gold enrichment indicating high potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Inferred Mineral resources at various cut-off grades are summarized in the table below. A drill plan map and cross section are posted on the Amarc website http://www.amarcresources.com/i/ahr/pdf/AHR2012Sep25_NR.pdf.

Newton Gold Project Inferred Mineral Resources
Cut-OffGrade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:
1.	CIM definitions were followed for this mineral resource estimate. An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 t/m3.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012. The Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive Induced Polarization (IP) geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Drilling activities at Newton were suspended at the end of June 2012 in order that all assay results and geological information could be complied and assessed and an initial resource estimate for Newton completed. This work is now completed and provides Amarc’s management with valuable information for ongoing strategic planning for the Company.

Amarc’s Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

The Newton estimate was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. (“HDI”) and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Mr. Pressacco has reviewed the technical information related to the resource estimate in this release. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate will be filed on www.sedar.com within 45 days.

Exploration Surveys Defining Drill Targets at the Galileo and Silver Vista Projects

Amarc field crews are currently active on its extensive and 100% owned Galileo property, located in BC’s Blackwater gold-silver district. Further ground IP geophysical and soil geochemical surveys are underway to define targets for drilling. Four extensive sulphide mineral systems have already been identified at Galileo for drill testing (see June 28, 2012 news release), and it is expected that more drill targets will be added over the coming months.

Crews are also working on the Company’s new, 100% owned Silver Vista project located near Smithers. To date, approximately 540 silt samples and 3,800 grid soil geochemical samples have been collected, and surveys are ongoing. The work is designed to refine drill targets such that the full extent and geometry of silver-copper mineralization indicated from broad intersections in historical drilling (see July 25, 2012 news release) may be determined.

When the current field work is completed, Amarc management will prioritize all drill targets established at the Silver Vista, Galileo and Newton projects with the goal of executing a drill program which will create significant value for the Company.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major precious metals discovery in BC. With a solid working capital position of $9.5 million, Amarc’s exploration activities are focused on: its 100%-owned Newton gold discovery; its 100%-owned Galileo property, located adjacent to New Gold’s Blackwater gold-silver deposit; and its new, 100%-owned Silver Vista silver-copper project.

Amarc is associated with HDI – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Inferred Resources

This news release uses the term "inferred resources". Amarc advises investors that although this term is recognized and required by Canadian regulations under NI43-101, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.